AB 50 3/5/03

SECURITIES … ION
W…

03012588

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-44993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 Broadway
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T.K. Flatley 212-764-5610
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter, Michael A.
(Name – *if individual, state last, first, middle name*)

80-45 Grenfell St. (Address) Kew Gardens (City) NY (State) 11415 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH, D.C. 165 SECTION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/13

OATH OR AFFIRMATION

I, Lynda Davey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Securities, Ltd, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

BETTY MEDINA
Notary Public, State of New York
No. 01ME5035592
Qualified in Queens County
Term Expires November 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL A. WALTER
CERTIFIED PUBLIC ACCOUNTANT

MANAGEMENT CONSULTANT

80-45 GRENFELL STREET
KEW GARDENS, NEW YORK 11415

(718) 850-6955
Fax (718) 850-6956

INDEPENDENT AUDITOR'S REPORT

February 13, 2003

To the Board of Directors
of Avalon Securities, Inc.

I have audited the accompanying statement of financial condition of Avalon Securities, Ltd. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Securities, Ltd. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Avalon Securities, Ltd.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 8,539
Marketable securities	2,027
Accounts receivable - other	18,500
TOTAL ASSETS	$ 29,066

STOCKHOLDER'S EQUITY

Common stock	$ 8,000
Retained earnings	21,066
TOTAL STOCKHOLDER'S EQUITY	$ 29,066

See accompanying notes.

Avalon Securities, Ltd.
Income Statement
For the Year Ended December 31, 2002

Revenues	
Fees	$ 5,494,036
Interest	4
Total Revenues	5,494,036
Expenses	
Payroll and related benenfits	1,808,929
Allocated expenses	2,933,358
Office expenses	507
Franchise taxes	73,400
Total Expenses	4,816,194
Net Income	$ 677,842

See accompanying notes.

Avalon Securities, Ltd.
Statement of Changes in Stockholder's Equity
December 31, 2002

Capital stock: no par value, 1000 shares authorized, 100 shares issued and outstanding	$ 8,000
Retained earnings	
Beginning of year	9,614
Net income	677,842
Distribution to stockholder	(666,390)
End of year	21,066
Stockholder's Equity	$ 29,066

See accompanying notes.

Avalon Securities, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 677,842
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from affiliate	9,307
Increase in marketable securities	(2,027)
Increase in accounts receivable - other	(18,500)
Total adjustments	(11,220)
Net cash provided by operating activities	666,622
Cash flows from investing activities:	
Distribution to stockholder	(666,390)
Net cash (used) by investing activities	(666,390)
Net increase in cash	232
Cash, beginning of year	8,307
Cash, end of year	$ 8,539

See accountant's report and notes to financial statements.

AVALON SECURITIES, LTD.
Notes to Financial Statements

Note 1 - Nature of Business

Avalon Securities, Ltd. (the "Company") is a registered securities broker-dealer that arranges private and public placements of debt and equity financing for clients throughout the United States.

Note 2- Summary of Significant Accounting Policies

Income Taxes - The company, with the consent of its stockholder, has elected treatment as a small business corporation under Subchapter S of the Internal Revenue Code and the related provision of the New York State Franchise Tax law. Under the aforementioned provisions, corporate income or loss and any tax credits earned are included in the stockholders's individual federal and state income tax returns. The Company is subject to New York State S Corporation and New York City income tax.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The company is affiliated through common ownership with a private investment bank, Avalon Group, Ltd. ("Group"), that provides advisory services regarding acquisitions, divestitures, valuations, restructuring and financings. The company and Group have agreed that Group will pay for all expenses of the company and provide rent free of charge, without recourse. Group allocates expenses on a discretionary basis to the Company.

Note 4 - Concentration of Credit Risk

The Company maintains a cash account at a bank, which is insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 5 - Special Reserve Account

The Company is not required to maintain a special reserve bank account for the protection of customers as required by rule 15c3-3 of the SEC under Section k(20)ii of the Rule.

Note 6- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,539 which was $3,539 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Avalon Securities, Ltd.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2002

SUPPLEMENTARY SCHEDULE

Stockholder's Equity	$ 29,066
Non allowable assets	(20,527)
Net Capital	8,539
Capital Required	5,000
Net Capital in Excess of Requirement	$ 3,539

* * *

No material differences exist between this schedule and Focus Report Part 11A filed by the Company.

Computation for Determination of Reserve Requirement under Exhibit A of Rule 15c3-3: Member exempt under 15c3-3 (k)(2)(i).

Information relating to possession and control requirements under Rule 15c-3: Member exempt under 15c3-3 (k)(2)(i).

Schedule of Segregation Requirement and Funds on Deposit in Segregation: Member has no requirement.

See accompanying notes.